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                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Approval
FORM 4                                    WASHINGTON, D.C. 20549                             ------------------
|_| Check this box if no                                                                     OMB Number 3235-0287
    longer subject to                                                                        Expires: December 31, 2001
    Section 16. Form 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Estimated average burden
    or Form 5                                                                                Hours per response....0.5
    obligations may
    continue.
    See Instruction 1(b).
           Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
                Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol    6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer    (Check all applicable)
 Roblin         John                            Cover-All Technologies Inc. ("COVR.OB")        X  Director            10% Owner
-------------------------------------------- -----------------------------------------------  ---                 ---
 (Last)          (First)        (Middle)     3.  IRS or Social Security  4.  Statement for     X  Officer (give       Other (specify
                                                 Number of Reporting         Month/Year       ---    title below) ---         below)
c/o Cover-All Technologies Inc.                  Person (Voluntary)
18-01 Pollitt Dr.                                                              August 2002   President and Chief Executive Officer
--------------------------------------------                             ------------------- ---------------------------------------
                     (Street)                                            5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
                                                                            (Month/Year)        X Form filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
Fair Lawn     New Jersey       07410                                                           ---Reporting Person
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(City)       (State)          (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security                          2.Trans-    3.Trans-   4. Securities Acquired (A) 5. Amount of   6. Owner-  7.Nature of
 (Instr. 3)                                    action      action      or Disposed of (D)         Securities     ship      Indirect
                                               Date        Code        (Instr. 3, 4 and 5)        Beneficially   Form:    Beneficial
                                                         (Instr. 8)                                Owned at      Direct     Owner-
                                                                                                   End of Month  (D) or      ship
                                              (Month/    -------------------------------------    (Instr. 3 and  Indirect (Instr. 4)
                                               Day/        Code   V     Amount  (A)or   Price         4)         (I)
                                               Year)                            (D)                              (Instr.4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (7-96)
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FORM 4 (CONTINUED)                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.Title of     2.Conver-  3.Trans-  4.Trans-  5.Number of   6.Date Exer-    7.Title and    8.Price  9.Number  10.Owner-  11.Nature
  Derivative     sion       action    action    Derivative    cisable and     Amount of      of       of        ship        of
  Security       or         Date      Code      Securities    Expiration      Underlying     Deriv-   Deriv-    Form        Indirect
  Instr. 3)      Exercise             (Instr.   Acquired      Date            Securities     Ative    ative     of          Bene-
                 Price of  (Month/     8)        (A)or        (Month/Day/     (Instr. 3      Secur-   Secur-    Deriv-      ficial
                 Deri-      Day/                Disposed of   Year)           and 4)         ity      ities     ative       Owner-
                 vative     Year)               (D)(Instr.                                   (Instr   Bene-     Security:   ship
                 Security                       3, 4 and 5)                                  5)       ficially  Direct     (Instr.4)
                                                                                                      Owned     (D) or
                                    ---- ---  ----- ------   -----  ------- ----- --------            at End    Indirect
                                    Code  V    (A)    (D)    Date   Expira- Title  Amount             of        (I)
                                                             Exer-   tion          or                 Month     (Instr.
                                                             cisable Date          Number            (Instr.    4)
                                                                                   of                 4)
                                                                                   Shares
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8% Convertible
Debentures due                                                             Common
2008             $.50(1)  8/21/02    J(2)           $100,000 Immed  7/1/08  Stock  200,000 (3)        $100,000     D
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8% Convertible
Debentures due                                                             Common
2008             $.30(1)  8/21/02    J(2)     $100,000       Immed  7/1/08  Stock  333,333 (4)        $100,000     D
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Explanation of Responses:

(1)   The Conversion Price is subject to adjustment upon the occurrence of certain events pursuant to certain Conversion Price adjustment provisions (the "Conversion Price Adjustment") contained in the 8% Convertible Debentures (the "Debentures").
(2)   The reported transactions involved the application of the Conversion Price Adjustment contained in the Debentures, originally issued on June 28, 2001, which automatically reduced the Conversion Price of the Debentures upon the occurrence of certain events. As a result, the transactions are reflected on this Form 4 as a cancellation of the
      Debenture issued on June 28, 2001, with a Conversion Price of $.50 per share, and the issuance on August 21, 2002 of a replacement Debenture with the adjusted Conversion Price of $.30 per share.
(3)   Based upon a Conversion Price of $.50.
(4)   Based upon a Conversion Price of $.30.


                                                                             /s/ John Roblin                      August 30, 2002
**Intentional misstatements or omissions of facts constitute                 ----------------------------------   ----------------
  Federal Criminal Violations.                                               **Signature of Reporting Person      Date
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                                                                     SEC 1474 (7-96)
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